Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Third Quarter 2015 Results

Vancouver, British Columbia, November 16, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that the Company has made its interim filings for the quarter ended September 30, 2015, which are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on EMX’s website at www.eurasianminerals.com. Financial results are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

Eurasian Minerals shareholders wishing to obtain free printed copies of the interim financial statements may contact the Company via email at kcasswell@seabordservices.com or at Suite 501 – 543 Granville Street, Vancouver, BC, V6C 1X8.

Other Company News. EMX is pleased to announce the appointment of Kim Casswell as Corporate Secretary, taking on the position held by Valerie Barlow since 2011. Kim was EMX's Corporate Secretary from 2003-2010, and played an important role in the early growth of the Company. Ms. Casswell has over 20 years of experience as a Corporate Secretary for several companies listed on the TSX Venture and the Toronto Stock Exchanges, and has a keen understanding of the regulations governing public companies.

The Company takes this opportunity to thank Ms. Barlow for her years of excellent service as a key member of the management team. Valerie is relocating to Seattle, Washington and EMX wishes her the very best in her future pursuits and endeavors.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com